October 21, 2009

By U.S. Mail and Facsimile to (847) 653-0080

Jill E. York
Vice President and Chief Financial Officer
MB Financial, Inc.
800 West Madison Street
Chicago, Illinois 60607

> **Re: MB Financial, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **File No. 000-24566-01**

Dear Ms. York:

We have reviewed your correspondence filed with the Commission on July 8, 2009 and have the following additional comments. Where indicated, we think you should revise your future documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1.   We note in your response to our previous comment 2 in our letter dated June 24, 2009 that you have accounted for the purchase of loans and deposits from Heritage Community Bank as a purchase transaction under SFAS 141(R). We also note that you have recently completed other acquisitions where such disclosures may be applicable. As such, please revise your future filings to provide all of the disclosures required by SFAS 141(R), including but not limited to:

> a.   Disclose the fair value of <u>all</u> assets acquired and liabilities assumed (including the FDIC loss sharing agreement) as required by paragraph

68(i) of SFAS 141(R). For the purposes of transparency, please provide this disclosure in a tabular format.

b. Revise to disclose the contractual amounts of non-SOP 03-3 loans as required by paragraph 68(h) of SFAS 141(R).

c. Provide disclosure of the estimated reimbursable amounts under the FDIC agreement for non-SOP 03-3 loans.

If your preliminary accounting is not yet complete and you are unable to provide these disclosures, please disclose the information required by paragraph 72(a) of SFAS 141(R).

Form 10-Q for the fiscal period ended June 30, 2009
Note 5. Loans, page 10

2. Please revise your future filings to disclose the amounts of the adjustments made to the assets purchased in the Heritage bank acquisition. Refer to paragraph 72(a)(3) of SFAS 141(R).

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Rebekah Moore, Staff Accountant, at (202) 551-3303, or Kevin Vaughn, Accounting Branch Chief, at (202) 551-3494 if you have any questions regarding accounting-related comments. For all other questions, contact Gregory Dundas, Attorney-Adviser, at (202) 551-3436 or me at (202) 551-3698.

Sincerely,

Mark Webb
Legal Branch Chief